SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended June 29, 2007

Fresh Del Monte Produce Inc.

(Exact Name of Registrant as Specified in Its Charter)

The Cayman Islands

(State or Other Jurisdiction of

Incorporation or Organization)

Walker House, Mary Street

P.O. Box 908GT

George Town, Grand Cayman

(Address of Registrant’s Principal Executive Office)

c/o Del Monte Fresh Produce Company

241 Sevilla Avenue

Coral Gables, Florida 33134

(Address of Registrant’s U.S. Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F

or

Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    .

Forward-Looking Statements

This Report, information included in future filings by Fresh Del Monte Produce Inc. (“Fresh Del Monte”) and information contained in written material, press releases and oral statements, issued by or on behalf of Fresh Del Monte contain, or may contain, statements that constitute forward-looking statements. These statements appear in a number of places in this Report and include statements regarding the intent, belief or current expectations of Fresh Del Monte or its officers (including statements preceded by, followed by or that include the words “believes,” “expects,” “anticipates” or similar expressions) with respect to various matters, including without limitation (i) Fresh Del Monte’s anticipated needs for, and the availability of, cash, (ii) its liquidity and financing plans, (iii) its ability to successfully integrate acquisitions into its operations, (iv) trends affecting its financial condition or results of operations, including anticipated fresh produce sales price levels and anticipated expense levels, (v) its plans for expansion of its businesses (including through acquisitions) and cost savings, (vi) the impact of competition and (vii) the resolution of certain legal and environmental proceedings. All forward-looking statements in this Report are based on information available to Fresh Del Monte on the date hereof, and Fresh Del Monte assumes no obligation to update any such forward-looking statements.

The forward-looking statements are not guarantees of future performance and involve risks and uncertainties. It is important to note that Fresh Del Monte’s actual results may differ materially from those in the forward-looking statements as a result of various factors. The accompanying information contained in this Report identifies important factors that could cause Fresh Del Monte’s actual results to differ materially from those in the forward-looking statements.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

(U.S. dollars in millions, except share and per share data)

	June 29, 2007	As adjusted[a] December 29, 2006
Assets
Current assets:
Cash and cash equivalents	$38.5	$39.8
Trade accounts receivable, net of allowance of $24.4 and $25.4, respectively	306.3	266.2
Other accounts receivables, net of allowance of $24.3 and $23.2, respectively	58.6	59.9
Inventories	407.2	405.3
Deferred income taxes	8.2	8.3
Prepaid expenses and other current assets	41.4	54.2

Total current assets	860.2	833.7

Investments in and advances to unconsolidated companies	8.7	12.2
Property, plant and equipment, net	861.9	840.5
Deferred income taxes	45.1	47.1
Other noncurrent assets	112.9	104.2
Goodwill	254.4	251.9

Total assets	$2,143.2	$2,089.6

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued expenses	$394.2	$364.0
Current portion of long-term debt and capital lease obligations	8.1	7.8
Deferred income taxes	11.6	16.1
Income taxes payable	13.9	9.1

Total current liabilities	427.8	397.0

Long-term debt and capital lease obligations	374.2	462.1
Retirement benefits	77.8	78.4
Other noncurrent liabilities	34.6	45.5
Deferred income taxes	67.7	68.1

Total liabilities	982.1	1,051.1

Minority interests	13.1	12.2

Commitments and contingencies	—	—

Shareholders’ equity:
Preferred shares, $0.01 par value; 50,000,000 shares authorized; none issued or outstanding	—	—
Ordinary shares, $0.01 par value; 200,000,000 shares authorized; 57,809,834 issued and outstanding and 58,039,180 issued and 57,697,834 outstanding, respectively	0.6	0.6
Paid-in capital	386.4	387.4
Retained earnings	742.6	627.1
Less: 341,346 treasury shares at cost	—	(5.8)
Accumulated other comprehensive income	18.4	17.0

Total shareholders’ equity	1,148.0	1,026.3

Total liabilities and shareholders’ equity	$2,143.2	$2,089.6

[a]	See note 2 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

(U.S. dollars in millions, except share and per share data)

	Quarter ended		Six months ended
	June 29, 2007	As adjusted[a] June 30, 2006	June 29, 2007	As adjusted[a] June 30, 2006
Net sales	$924.2	$907.1	$1,760.2	$1,747.1
Cost of products sold	804.6	835.0	1,541.5	1,607.0

Gross profit	119.6	72.1	218.7	140.1

Selling, general and administrative expenses	47.4	51.3	89.6	95.9
Asset impairment and other charges, net	4.9	33.2	2.0	33.2

Operating income (loss)	67.3	(12.4)	127.1	11.0

Interest expense	8.0	6.4	17.2	12.2
Interest income	0.6	0.2	0.8	0.6
Other income, net	0.2	4.3	4.1	4.1

Income (loss) before income taxes	60.1	(14.3)	114.8	3.5

Provision (benefit) for income taxes	(3.8)	2.7	(0.7)	4.0

Net income (loss)	$63.9	$(17.0)	$115.5	$(0.5)

Net income (loss) per ordinary share—Basic	$1.11	$(0.29)	$2.00	$(0.01)

Net income (loss) per ordinary share—Diluted	$1.10	$(0.29)	$2.00	$(0.01)

Dividends declared per ordinary share	$—	$0.20	$—	$0.40

Weighted average number of ordinary shares:
Basic	57,769,054	57,862,389	57,734,471	57,940,999

Diluted	57,921,017	57,862,389	57,886,434	57,940,999

[a]	See note 2 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(U.S. dollars in millions)

	Six months ended
	June 29, 2007	As adjusted[a] June 30, 2006
Operating activities:
Net income (loss)	$115.5	$(0.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	38.7	43.3
Gain on pension liability	(4.7)	—
Stock-based compensation expense	3.0	2.6
Asset impairment charges	5.1	29.0
Gain on sale of assets	(5.3)	(1.2)
Deferred income taxes	(2.8)	(2.0)
Foreign currency translation adjustment	3.5	(0.3)
Other, net	3.1	1.9
Changes in operating assets and liabilities:
Receivables	(33.2)	(24.2)
Inventories	(2.4)	(2.6)
Prepaid expenses and other current assets	(2.7)	5.7
Accounts payable and accrued expenses	33.6	15.3
Other noncurrent assets and liabilities	(19.9)	(4.5)

Net cash provided by operating activities	131.5	62.5

Investing activities:
Capital expenditures	(46.0)	(48.4)
Proceeds from sales of assets	7.8	4.1
Other investing activities, net	0.5	(0.5)

Net cash used in investing activities	(37.7)	(44.8)

Financing activities:
Proceeds from long-term debt	285.1	354.6
Payments on long-term debt	(381.7)	(334.9)
Proceeds from stock options exercised	1.8	0.3
Purchase of treasury stock	—	(5.8)
Payments of dividends	—	(23.1)

Net cash used in financing activities	(94.8)	(8.9)

Effect of exchange rate changes on cash	(0.3)	0.5

Net (decrease) increase in cash and cash equivalents	(1.3)	9.3
Cash and cash equivalents, beginning	39.8	24.5

Cash and cash equivalents, ending	$38.5	$33.8

Supplemental cash flow information:
Cash paid for interest, net of amounts capitalized	$17.4	$12.2

Cash paid for income taxes	$1.2	$1.4

Non cash financing and investing activities
Purchase of assets under capital lease obligations	$9.9	$—
Retirement of treasury stock	$5.8	$—

[a]	See note 2 for additional information

See accompanying notes.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

1.	General

Fresh Del Monte Produce Inc. (“Fresh Del Monte”) was incorporated under the laws of the Cayman Islands on August 29, 1996 and is 43.6% owned by IAT Group Inc., which is 100% beneficially owned by members of the Abu-Ghazaleh family. In addition, members of the Abu-Ghazaleh family directly own 8.5% of the outstanding ordinary shares of Fresh Del Monte.

In the opinion of management, the accompanying unaudited consolidated financial statements of Fresh Del Monte and its subsidiaries include all adjustments, consisting of normal recurring adjustments, necessary to present fairly their financial position as of June 29, 2007 and their operating results and cash flows for the three and six-month periods then ended. Interim results are subject to significant seasonal variations and may not be indicative of the results of operations that may be expected for the entire 2007 year.

Certain prior year amounts have been reclassified to conform to the current period presentation.

For additional information, see Fresh Del Monte’s Consolidated Financial Statements included in Fresh Del Monte’s Annual Report on Form 20-F for the year ended December 29, 2006.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

2.	Accounting for Planned Major Maintenance Activities

Effective December 30, 2006, the first day of Fresh Del Monte’s 2007 year, Fresh Del Monte adopted Financial Accounting Standard Board (“FASB”) Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP AUG AIR-1”), which provides guidance on the accounting for planned major maintenance activities such as vessel dry-dock activities. Previously, Fresh Del Monte accounted for vessel dry-dock activities using the accrue-in-advance method. Fresh Del Monte has adopted the deferral method of accounting for vessel dry-dock activities whereby actual costs incurred are deferred and amortized on a straight-line basis over the period until the next scheduled dry-dock activity.

Fresh Del Monte has applied FSP AUG AIR-1 retrospectively, resulting in the adjustment of 2006 results presented. The impact of this adjustment on the Consolidated Balance Sheet at December 29, 2006 and the Consolidated Statements of Income for the quarter and six months ended June 30, 2006 are as follows:

	As previously reported	Adjustment	As adjusted
As of December 29, 2006:
Prepaid expenses and other current assets	$49.9	$4.3	$54.2
Total current assets	829.4	4.3	833.7

Other noncurrent assets	101.1	3.1	104.2

Total assets	$2,082.2	$7.4	$2,089.6

Accounts payable and other accrued expenses	371.2	(7.2)	364.0
Total current liabilities	404.2	(7.2)	397.0

Total liabilities	1,058.3	(7.2)	1,051.1

Retained earnings	612.5	14.6	627.1
Total shareholders’ equity	1,011.7	14.6	1,026.3

Total liabilities and shareholders’ equity	$2,082.2	$7.4	$2,089.6

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

2.	Accounting for Planned Major Maintenance Activities (continued)

	As previously reported	Adjustment	As adjusted
For the quarter ended June 30, 2006:
Cost of products sold	$835.8	$(0.8)	$835.0
Net income (loss)	$(17.8)	$0.8	$(17.0)

Net income (loss) per ordinary share—Basic	$(0.31)	$0.02	$(0.29)
Net income (loss) per ordinary share—Diluted	$(0.31)	$0.02	$(0.29)

For the six months ended June 30, 2006:
Cost of products sold	$1,608.1	$(1.1)	$1,607.0
Net income (loss)	$(1.6)	$1.1	$(0.5)

Net income (loss) per ordinary share—Basic	$(0.03)	$0.02	$(0.01)
Net income (loss) per ordinary share—Diluted	$(0.03)	$0.02	$(0.01)

The effects of the adjustments on years prior to 2006 resulted in an adjustment to increase retained earnings as of December 31, 2005, the first day of Fresh Del Monte’s 2006 year, of $11.7 million.

3.	Asset Impairment and Other Charges

The following represents details of asset impairment and other charges recorded during the quarter and six months ended June 29, 2007 and June 30, 2006: (U.S. dollars in millions):

	Quarter ended		Six months ended
	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006
Charges related to asset impairments	$5.1	$29.0	$5.1	$29.0
Other (credits) charges related to exit activities	(0.2)	4.2	(3.1)	4.2

Total asset impairment and other charges	$4.9	$33.2	$2.0	$33.2

Included in the $4.9 million for the quarter ended June 29, 2007 are asset impairment charges of $5.1 million and exit activity charges of $0.4 million related to assets held for sale and exit activities in Italy in the prepared food segment and a net gain $0.6 million due to exit activities related to the previously announced decision to exit Hawaiian production operations in the other fresh produce segment. The $0.6 million net gain for Hawaii is primarily due to the amortization of deferred pension gains related to the U.S. based post-retirement healthcare plan.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

3.	Asset Impairment and Other Charges (continued)

Included in the $2.0 million for the six months ended June 29, 2007 are $5.1 million in asset impairment charges related to assets held for sale and $0.4 million related to exit activities in Italy included in the prepared food segment. Also included in the $2.0 million are net gains of $3.5 million principally related to a curtailment gain of $3.4 million in the U.S. based post-retirement healthcare plan as a result of the previously announced decision to exit all production activities in Hawaii in 2006 in the other fresh produce segment.

Included in the $33.2 million of asset impairment and other charges for the quarter and six months ended June 30, 2006 are $13.3 million related to the shut-down and disposal of certain production facilities in the United Kingdom and the United States, including the previously announced decision to cease pineapple planting operations in Hawaii, in the other fresh produce segment. Of the $13.3 million of exit activity charges, $9.1 million represents asset impairment charges and $4.2 million represents other charges, including one-time termination benefits and contract termination costs. The $9.1 million of asset impairment charges includes $6.2 million related to goodwill impairment, all related to the facility shut-down in the United Kingdom.

Also included in the $33.2 million of asset impairment and other charges are $11.9 million of asset impairments relating to an underutilized facility in Italy in the prepared food segment and $8.0 million of asset impairments relating to write-offs of capitalized software costs in Europe and the United States in the banana and other fresh produce segments.

Exit Activity Reserves

The following represents a summary of 2007 activities related to exit activity reserves (U.S. dollars in millions):

	Exit activity reserve balance at December 29, 2006	Impact to earnings	Cash paid	Exit activity reserve balance at June 29, 2007
One-time termination benefits	$13.3	$1.5	$(10.2)	$4.6
Contract termination and other exit activity charges	9.0	0.3	(1.8)	7.5

	$22.3	$1.8	$(12.0)	$12.1

Included in the exit activity reserve balance at December 29, 2006 are one-time termination benefits, contract termination costs and other exit activity charges related primarily to (1) the previously announced decision to exit the Hawaiian production operations included in the other fresh produce segment and (2) the closure of the Italian production facility included in the prepared food segment. Fresh Del Monte expects to make additional payments of approximately $5.9 million during the remainder of 2007 related to Hawaii and Italy and $6.2 million during 2008 related to Hawaii in termination benefits and contract obligations.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

4.	Uncertain Tax Positions

Fresh Del Monte adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) effective December 30, 2006, the first day of the 2007 year, which clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 109, “Accounting for Income Taxes”, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

As of the date of adoption, Fresh Del Monte had $16.4 million of uncertain tax positions including interest and penalties of $4.7 million. If recognized, this amount would affect the effective income tax rate. During the second quarter of 2007, $4.8 million of uncertain tax position including interest of $1.2 million were reversed primarily as a result of the settlement of a tax audit in the European Region. As of June 29, 2007, Fresh Del Monte had $12.0 million of uncertain tax positions including $3.7 million of interest and penalties. Included in the $12.0 million are $11.2 million of uncertain tax positions including interest and penalties of $3.6 million primarily relating to income tax audits in the European Region that are anticipated to be completed in 2007. The tax years 1988-2006 remain subject to examination by taxing authorities throughout the world in major jurisdictions, such as Brazil, Chile, Costa Rica, Italy, Germany, Greece, Guatemala, Japan, Kenya, Korea, South Africa, United Kingdom, and the United States.

Effective December 30, 2006, Fresh Del Monte changed its accounting policy and began to classify interest and penalties on uncertain tax positions as a component of income tax expense on the consolidated statements of income. Prior to December 29, 2006 interest on tax liabilities was classified in interest expense. The Company recognized a net benefit related to interest of $1.0 million for the quarter ended June 29, 2007 primarily as a result of the settlement of a tax audit in the European Region. Accrued interest and penalties related to uncertain tax positions as of June 29, 2007 is $3.7 million.

5.	Stock-Based Compensation

Stock-based compensation expense related to stock options included in the determination of income before taxes and net income totaled $1.5 million or $0.03 per diluted share and $3.0 million or $0.05 per diluted share for the quarter and six months ended June 29, 2007 and $1.3 million or $0.02 per diluted share and $2.6 million or $0.04 per diluted share for the quarter and six months ended June 30, 2006, respectively, on the straight-line, single award basis and is included in the accompanying Consolidated Statements of Income, in selling, general and administrative expenses. Fresh Del Monte is in a net operating loss position in the relevant jurisdictions. Therefore, for the quarter and six months ended June 29, 2007, deferred tax assets related to stock-based compensation expense have been fully reserved and there was no reduction in taxes currently payable or related effect on cash flows as the result of excess tax benefits from stock options exercised in these periods. The proceeds received from exercise of stock options were $1.8 million and $0.3 million for the six months ended June 29, 2007 and June 30, 2006, respectively.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

5.	Stock-Based Compensation (continued)

On May 2, 2007, Fresh Del Monte granted 161,000 stock options from its 1999 Share Incentive Program to Fresh Del Monte’s Chairman and Chief Executive Officer. These options vested 20% on the grant date and then will vest 20% on each of the next four anniversary dates. These options may be exercised over a period not in excess of ten years. Based on their grant date fair value of $8.90 per option, Fresh Del Monte recognized $0.3 million of stock-based compensation expense related to this grant which is included in total stock-based compensation expense for the quarter and six months ended June 29, 2007.

On February 28, 2007, Fresh Del Monte granted, in equal amounts, stock options from its 1997 Share Incentive Program totaling 37,500 to six non-management members of its Board of Directors. These options vested 100% on the grant date. Based on their grant date fair value of $3.94 per option, Fresh Del Monte recognized $0.1 million of stock-based compensation expense related to this grant which is included in the total stock-based compensation expense for the quarter and six months ended June 29, 2007.

On May 3, 2006, Fresh Del Monte granted 191,000 stock options from its 1999 Share Incentive Program, of which 161,000 with a grant date fair value of $6.75 per option were granted to Fresh Del Monte’s Chairman and Chief Executive Officer and 30,000 were granted to one non-management member of its Board of Directors. These options vested 20% on the grant date and then 20% on each of the next four anniversary dates. These options may be exercised over a period not in excess of ten years.

On March 1, 2006, Fresh Del Monte granted, in equal amounts, stock options from its 1999 Share Incentive Program totaling 37,500 to six non-management members of its Board of Directors with a grant date fair value of $5.51 per option. These options vested 100% on the grant date.

6.	Inventories

Inventories consisted of the following (U.S. dollars in millions):

	June 29, 2007	December 29, 2006
Finished goods	$197.9	$187.4
Raw materials and packaging supplies	116.3	117.5
Growing crops	93.0	100.4

Total inventories	$407.2	$405.3

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

7.	Long-Term Debt and Capital Lease Obligations

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility (the “Credit Facility”), with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the Credit Facility was amended to increase the total revolving commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million. On February 14, 2006, the Credit Facility was amended to increase the allowable repurchase by Fresh Del Monte of its common stock in an aggregate amount not to exceed $300.0 million.

On May 10, 2006, the Credit Facility was amended to permit borrowing under the term loan commitment of up to $150.0 million. On May 10, 2006, Fresh Del Monte borrowed $150.0 million of the available $400.0 term loan commitment and used the proceeds to repay a portion of the revolving facility. The term loan is a five-year amortizing loan with quarterly payments of principal and interest. The interest rate on the term loan (7.1250% at June 29, 2007) is based on a spread over London Interbank Offer Rate (“LIBOR”). On December 27, 2006 the Credit Facility was further amended to modify the applicable ratios used to determine margins for advances under the facility and to amend certain financial covenants.

The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Credit Facility permits borrowings with an interest rate, determined by Fresh Del Monte’s leverage ratio, based on a spread over LIBOR (7.167% at June 29, 2007). At June 29, 2007, $350.6 million was outstanding under the Credit Facility (including the term loan).

The Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends. As of June 29, 2007, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Credit Facility.

At June 29, 2007, Fresh Del Monte had $380.1 million available under committed working capital facilities, primarily all of which is represented by the Credit Facility. The Credit Facility also includes a swing line facility and a letter of credit facility. At June 29, 2007, Fresh Del Monte applied $16.8 million to the letter of credit facility, comprised primarily of certain contingent obligations and other governmental agencies guarantees combined with guarantees for purchases of raw materials and equipment.

As of June 29, 2007, Fresh Del Monte had $382.3 million of long-term debt and capital lease obligations, including the current portion, consisting of $350.6 million outstanding under the Credit Facility (including the term loan), $19.1 million of capital lease obligations and $12.6 million of other long-term debt and notes payable.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

8.	Comprehensive Income

The following table sets forth comprehensive income (loss) of Fresh Del Monte for the quarter and six months ended June 29, 2007 and June 30, 2006 (U.S. dollars in millions):

	Quarter ended		Six months ended
	June 29, 2007	As adjusted[a] June 30, 2006	June 29, 2007	As adjusted[a] June 30, 2006
Comprehensive income (loss):
Net income (loss)	$63.9	$(17.0)	$115.5	$(0.5)
Net unrealized losses on derivatives	(0.9)	(16.2)	(2.6)	(29.4)
Net unrealized foreign currency translation gains	9.0	8.4	8.5	14.0
Net change in pension liability, net of tax	(0.2)	—	(4.5)	—

Comprehensive income (loss)	$71.8	$(24.8)	$116.9	$(15.9)

[a]	See note 2 for additional information

9.	Contingencies

DBCP Litigation

Beginning in December 1993, certain of Fresh Del Monte’s U.S. subsidiaries were named among the defendants in a number of actions in courts in Texas, Louisiana, Hawaii, California and the Philippines involving allegations by numerous non-U.S. plaintiffs that they were injured as a result of exposure to a nematocide containing the chemical dibromochloropropane (“DBCP”) during the period from 1965 to 1990.

On February 16, 1999, two of Fresh Del Monte’s U.S. subsidiaries were served in the Philippines in an action entitled Davao Banana Plantation Workers’ Association of Tiburcia, Inc. v. Shell Oil Co., et al. The action was brought by the Banana Workers’ Association (the “Association”) on behalf of its 34,852 members for injuries they allege to have incurred as a result of DBCP exposure. Approximately 13,000 members of the Association claim employment on a farm that was under contract to one of Fresh Del Monte’s subsidiaries at the time of the alleged DBCP use. Fresh Del Monte’s subsidiaries filed motions to dismiss and for reconsideration on jurisdictional grounds, which were denied. Accordingly, Fresh Del Monte’s subsidiaries answered the complaint denying all of the plaintiff’s allegations. Fresh Del Monte’s subsidiaries believe substantial defenses exist to the claims asserted by the Association. On October 3, 2002, the Philippine Court of Appeals ruled that the method of service used by the Association to serve the defendants was improper and dismissed the Association’s complaint. As a result of this decision, the trial court suspended the proceedings indefinitely. In 2002, the Association filed a motion for reconsideration of the dismissal of its complaint, which remains pending.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

9.	Contingencies (continued)

In 1997, plaintiffs from Costa Rica and Guatemala named certain of Fresh Del Monte’s U.S. subsidiaries in a class action in Hawaii. The action was dismissed by a federal district court on grounds of forum non conveniens in favor of the courts of the plaintiffs’ home countries and the plaintiffs appealed this decision. As a result of the dismissal of the Hawaiian action, several Costa Rican and Guatemalan individuals filed the same type of actions in those countries. The Guatemalan action was dismissed for plaintiff’s failure to prosecute the action. On April 22, 2003, the Supreme Court of the United States affirmed the plaintiffs’ appeal of the dismissal, thereby remanding the action to the Hawaiian state court. A status conference was held in Hawaiian state court on June 2, 2006. On September 12, 2006, defendants motion to transfer venue from the state court in Maui to the state court in Oahu was granted. On April 27, 2007, the Fresh Del Monte U.S. subsidiaries named in the action which do not have ties to Hawaii filed a motion to dismiss for lack of personal jurisdiction, and plaintiffs voluntarily dismissed these subsidiaries from the action on June 28, 2007.

On June 19, 1995, a group of several thousand plaintiffs in an action entitled Lucas Pastor Canales Martinez, et al. v. Dow Chemical Co. et al. sued one of Fresh Del Monte’s U.S. subsidiaries along with several other defendants in the District Court for the Parish of St. Charles, Louisiana, asserting injuries due to the alleged exposure to DBCP. The Fresh Del Monte subsidiary answered the complaint and asserted substantial defenses, eventually settling with all but 13 of the Canales Martinez plaintiffs in federal court. On October 25, 2001, defendants filed a motion to dismiss the action on grounds of forum non conveniens in favor of plaintiffs’ home countries. On July 16, 2002, the district court denied that motion and the defendants filed a motion requesting immediate review by the Court of Appeals, which was denied by the district court on August 21, 2002. On August 28, 2002, defendants filed a petition for a writ of mandamus before the Court of Appeals with respect to the district court’s denial of defendants’ motion to dismiss the action on grounds of forum non conveniens. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. The plaintiffs have taken no further action.

On November 15, 1999, one of Fresh Del Monte’s subsidiaries was served in two actions entitled, Godoy Rodriguez, et al. v. AMVAC Chemical Corp., et al. and Martinez Puerto, et al. v. AMVAC Chemical Corp., et al., in the 29th Judicial District Court for the Parish of St. Charles, Louisiana. These actions were removed to federal court, where they have been consolidated. As a result of the Supreme Court’s decision in the Hawaiian action, the district court remanded these actions to state court in Louisiana. At this time, it is not known how many of the 2,962 Godoy Rodriguez and Martinez Puerto plaintiffs are making claims against the Fresh Del Monte subsidiary.

On October 14, 2004, two of Fresh Del Monte’s subsidiaries were served with a complaint in an action styled Angel Abarca, et al. v. Dole Food Co., et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of more than 2,600 Costa Rican banana workers who claim injury from exposure to DBCP. On October 8, 2004 (prior to service on Fresh Del Monte’s subsidiaries), a co-defendant removed the action to the United States District Court for the Central District of California. An initial review of the plaintiffs in the Abarca action found that a substantial number of the plaintiffs were claimants in prior DBCP actions in Texas and may have participated in the settlement of those actions. On December 9, 2004, plaintiffs’ counsel served notices of

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

9.	Contingencies (continued)

voluntary dismissal pursuant to Federal Rule 41(a)(1) to all defendants except for The Dow Chemical Co. (“Dow”). The same day, the District Court granted plaintiffs’ motion to remand. Fresh Del Monte, its subsidiaries and the other defendants apart from Dow, jointly moved to quash service before the state court on the grounds that they have been dismissed from the action. The state court denied the motion on September 2, 2005, and the California Court of Appeals subsequently rejected defendants’ petition for a writ of mandate.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Juan Jose Abrego, et.al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 955 Guatemalan residents who claim injury from exposure to DBCP. An initial review of the plaintiffs in the Abrego action found that a substantial number of the plaintiffs released their claims with prejudice as part of the December 1998 settlement with Fresh Del Monte’s subsidiaries as well as in prior settlement with other defendants. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. Plaintiffs filed a motion to remand on June 15, 2005, which Dow opposed. On October 6, 2005, the District Court remanded the action to the state court of California. Dow appealed the remand order to the U.S. Court of Appeals for the Ninth Circuit, which remains pending.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served in a complaint styled Antonio Abrego, et al. v. Dole Food Company, et al. filed in the Superior Court of California for the County of Los Angeles on behalf of 612 Panamanian residents who claim injury from exposure to DBCP. On May 6, 2005, plaintiffs amended the complaint to add an additional 548 plaintiffs, for a total of 1,160. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Panama. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. On June 10, 2005, the Court directed Dow to show cause in writing as to why the amount in controversy requirement had been sufficiently met to invoke federal jurisdiction, which Dow subsequently filed on June 17, 2005. On October 11, 2005, the District Court remanded the action to the state court of California.

On April 25, 2005, two of Fresh Del Monte’s subsidiaries were served with a complaint styled Miguel Jose Acosta et al. v. Dole Food Company, et al. filed in the Superior Court of the State of California for the County of Los Angeles on behalf of 633 Honduran residents who claim exposure to DBCP. Fresh Del Monte and its subsidiaries have never owned, managed or otherwise been involved with any banana growing operations in Honduras. The complaint was subsequently amended to add an additional 469 plaintiffs (for a total of 1,102), and re-styled Prospero Aceituno Linares, et al. v. Dole Food Company, et al. On May 13, 2005, co-defendant Dow removed the action to the United States District Court for the Central District of California. The District Court sua sponte remanded the action on May 16, 2005.

The state court in the Abarca action has found all four of the above California actions to be “related” and has transferred all four actions to the California state court department normally responsible for hearing complex litigations.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

9.	Contingencies (continued)

Former Shareholders Litigation

On December 30, 2002, Fresh Del Monte was served with a complaint filed on December 18, 2002 in the Circuit Court of the 11th Judicial Circuit in and for Miami-Dade County, Florida by seven Mexican individuals and corporations, who claim to have been former indirect shareholders of Fresh Del Monte’s predecessor. In addition to being filed against Fresh Del Monte, the complaint was also filed against certain of its current and former directors, officers and shareholders and that of its predecessor (the “Florida Complaint”).

The Florida Complaint alleges that instead of proceeding with a prospective buyer who offered superior terms, the former chairman of Fresh Del Monte’s predecessor and majority shareholder, agreed to sell Fresh Del Monte’s predecessor to its current majority shareholder at a below market price as the result of commercial bribes allegedly paid by Fresh Del Monte’s current majority shareholder and chief executive officer to Fresh Del Monte’s predecessor’s former chairman. On February 20, 2003, Fresh Del Monte filed a motion to dismiss the Florida Complaint and the oral argument was heard on June 19, 2003. On July 22, 2003, the court granted in part and denied in part Fresh Del Monte’s motion to dismiss the Florida Complaint, dismissing two of the 11 counts. Mediation of the Florida Complaint occurred on September 9, 2005, but was unsuccessful. The trial in the case commenced on October 30, 2006. On November 17, 2006, the jury rendered a verdict in favor of Fresh Del Monte, which the court followed with a final judgment in favor of Fresh Del Monte on December 20, 2006. Plaintiffs filed a notice of appeal on January 19, 2007.

Class Action Litigation

a.	Pineapple Class Actions

On April 16, 2004, four fruit wholesalers filed a consolidated complaint against two of Fresh Del Monte’s subsidiaries in the United States District Court for the Southern District of New York. The plaintiffs claim to have purchased Del Monte Gold® pineapples from Fresh Del Monte’s subsidiaries. This consolidated action is brought as a putative class action on behalf of all direct purchasers of Del Monte Gold® pineapples from March 1, 1996 through the present. The court directed the plaintiffs to file a new consolidated complaint, which was filed on August 2, 2004 and consists of the four fruit wholesalers and two individual consumers who had filed their complaints in the federal court for the Southern District of New York. In addition to these six actions, other class actions against Fresh Del Monte were transferred to the United States District Court for the Southern District of New York by the Judicial Panel on Multidistrict Litigation (“JPML”) and then remanded as described below. The new consolidated complaint alleges claims for: (i) monopolization and attempted monopolization; (ii) restraint of trade; (iii) unfair and deceptive trade practices; and (iv) unjust enrichment. On May 27, 2005, Fresh Del Monte filed a motion to dismiss the indirect and direct purchasers’ claims for unjust enrichment which remains pending.

On March 5, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Tennessee on behalf of consumers who purchased (other than for resale) Del Monte Gold® pineapples in Tennessee from March 1, 1996 to May 6, 2003. The complaint alleges violations of the Tennessee Trade Practices Act and the Tennessee Consumer Protection Act. On April 14, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court which was granted by the court on July 7, 2004. This action is pending in a Tennessee state court.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

9.	Contingencies (continued)

On February 18, 2005, Fresh Del Monte’s subsidiaries filed a motion to dismiss the complaint. On May 25, 2006, the court granted the motion in part dismissing plaintiffs’ claim under the Tennessee Consumer Protection Act.

Between March 17, 2004 and March 18, 2004, three alleged individual consumers separately filed putative class action complaints against Fresh Del Monte and its subsidiaries in the state court of California on behalf of residents of California who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaints allege violations of the Cartwright Act, common law monopolization, unfair competition in violation of the California Business and Professional Code, unjust enrichment and violations of the Consumer Legal Remedies Act. On April 19, 2004, Fresh Del Monte removed these actions to federal court. The plaintiffs filed a motion for remand to the state court of California which was granted by the court on July 8, 2004 in one of the actions and on July 12, 2004 in the other two actions. These actions will now proceed in the state court of California. In one of the three actions, Fresh Del Monte filed a motion to dismiss the plaintiff’s complaint which was granted in part and denied in part. On November 9, 2005, the three actions were consolidated under one amended complaint with a single claim for unfair competition in violation of the California Business and Professional Code. Fresh Del Monte filed a motion to dismiss this one remaining claim, which was denied on January 6, 2006. The request for an interlocutory appeal was denied by the appellate court on March 2, 2006.

On April 19, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Florida on behalf of Florida residents who purchased (other than for re-sale) Del Monte Gold® pineapples between March 1, 1996 and May 6, 2003. The complaint alleges fraudulent concealment/tolling of statute of limitations, violations of the Florida Deceptive and Unfair Trade Practices Act and unjust enrichment. On May 11, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand to state court and Fresh Del Monte’s subsidiaries opposed that motion. The court granted plaintiffs’ motion to remand. The case will now proceed in the state court of Florida. On October 27, 2004, Fresh Del Monte filed a motion to dismiss the plaintiffs’ complaint, which motion was granted on January 23, 2006 with leave for plaintiffs to amend. Plaintiffs filed an amended complaint on February 13, 2006. On March 10, 2006, Fresh Del Monte’s subsidiary filed a motion to dismiss in part the amended complaint. On September 27, 2006, the state court granted the motion and dismissed with prejudice plaintiffs’ claims for unjust enrichment and for violation of the Florida Deceptive and Unfair Trade Practices Act relating to pineapples purchased before April 19, 2000, Fresh Del Monte’s subsidiary filed an answer to the remaining claims of the amended complaint on October 12, 2006.

On April 29, 2004, an alleged individual consumer filed a putative class action complaint against Fresh Del Monte’s subsidiaries in the state court of Arizona on behalf of residents of Arizona who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges monopolization and attempted monopolization in violation of the Arizona Consumer Fraud Act, and unjust enrichment in violation of common law. On May 24, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. The plaintiffs filed a motion for remand and Fresh Del Monte’s subsidiaries opposed that motion. On October 25, 2004, this action was transferred to the United States District Court for the Southern District of New York by JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Arizona state court. On July 25, 2005, Fresh Del Monte filed a motion to dismiss the claim for violation of the Arizona Consumer Fraud Act which was granted by the state court on February 16, 2006.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

9.	Contingencies (continued)

On July 2, 2004, an alleged individual consumer filed a putative class action which was served on August 24, 2004 against Fresh Del Monte’s subsidiaries in the state court of Nevada on behalf of residents of Nevada who purchased (other than for re-sale) Del Monte Gold® pineapples between November 1997 and January 2003. The complaint alleges restraint of trade in violation of Nevada statutes, common law monopolization and unjust enrichment. On September 13, 2004, Fresh Del Monte’s subsidiaries removed this action to federal court. On November 15, 2004, this action was transferred to the United States District Court for the Southern District of New York by the JPML. The plaintiffs filed a motion for remand which was granted by the court on April 20, 2005. This action will now proceed in Nevada state court. On April 11, 2006, the court granted in part Fresh Del Monte’s motion to dismiss the complaint dismissing the claims for common law monopolization, unjust enrichment and violation of Nevada’s Unfair Trade Practices Act in its application prior to July 1, 2001.

b.	Banana Class Actions

Between July 25, 2005 and August 22, 2005, several plaintiffs served putative class action complaints against Fresh Del Monte, one of its subsidiaries and several other corporations all in the United States District Court for the Southern District of Florida on behalf of all direct purchasers of bananas. On November 30, 2005, the plaintiffs filed a consolidated complaint alleging that the defendants engaged in a continuing agreement, understanding and conspiracy to restrain trade by artificially raising, fixing and maintaining the prices of, and otherwise restricting the sale of, bananas in the United States in violation of Section 1 of the Sherman Act beginning May 1, 1999.

Additionally, between August 8, 2005 and November 10, 2005, Arizona, California, Minnesota, New York, Tennessee and Kansas residents filed two putative class action complaints against Fresh Del Monte, one of its subsidiaries and several other corporations in the United States District Court for the Southern District of Florida on behalf of all indirect purchasers of bananas in their respective states. On March 3, 2006, the plaintiffs filed a consolidated complaint alleging violations of numerous state antitrust, competition, and unjust enrichment statutes beginning May 1, 1999.

The cases on behalf of the direct purchasers have been consolidated in the U.S. District Court for the Southern District of Florida. The cases on behalf of the indirect purchasers were assigned to the same judge in the U.S. District Court for the Southern District of Florida.

On May 15, 2007, Fresh Del Monte and its subsidiary reached an agreement with plaintiffs to settle the consolidated direct purchaser cases for a total aggregate payment to plaintiffs of $2.5 million (including attorney’s fees). On June 26, 2007, Fresh Del Monte and its subsidiary reached an agreement with plaintiffs to settle the indirect purchaser action by agreeing to make a donation to America’s Second Harvest (also known as The Nation’s Food Bank Network), or a comparable charity, of fruit and/or vegetables with a retail value of $0.8 million within a year from final approval of the settlement agreement and agreeing to pay up to $0.1 million of the plaintiffs attorneys’ fees and costs to be incurred by plaintiffs’ in providing notice to class members of the proposed settlement. Fresh Del Monte paid the aggregated payment of $2.5 million in June 2007. Fresh Del Monte recorded a liability of $0.4 million included in accounts payable and accrued expenses in the accompanying consolidated balance sheets as of June 29, 2007 and expects to expend $0.1 million in cash and provide $0.3 million in donations to charity within the next year.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

9.	Contingencies (continued)

At the end of June 2007, plaintiffs in the consolidated direct purchaser cases and the indirect purchaser action separately submitted unopposed motions to the court seeking the court’s preliminary approval of the respective settlements and asking the court to certify the respective settlement classes, to authorize the provision of notice of each of the proposed settlements to the members of the respective certified settlement classes and to schedule a hearing for final approval of each of the proposed settlements. On July 20, 2007, the court issued an Order in the indirect purchaser action granting preliminary approval of the proposed settlement, approving the notice plan and scheduled a hearing on November 16, 2007 to determine the fairness, reasonableness and adequacy of the proposed settlement and whether the proposed settlement should be approved by the court and final judgment entered thereon. On July 27, 2007, the court issued an Order in the direct purchaser action granting preliminary approval of the proposed settlement agreement, approving the notice plan and indicated it will schedule a hearing to determine the fairness, reasonableness and adequacy of the proposed settlement and whether the proposed settlement should be approved by the court and final judgment entered thereon.

European Union Antitrust Investigation

On June 2, 2005, one of Fresh Del Monte’s German subsidiaries was visited by the antitrust authority of the European Union (“EU”) which is investigating Fresh Del Monte’s subsidiary as well as other produce companies for possible violations of the EU’s competition laws. Fresh Del Monte’s subsidiary had received several requests for additional information from the EU antitrust authority from February 17, 2006 to May 22, 2007 and has responded fully to the requests. Fresh Del Monte and its subsidiary will continue to fully cooperate with the investigation. On July 25, 2007, Fresh Del Monte received a Statement of Objections from the European Commission regarding Fresh Del Monte and certain of its subsidiaries. The document concerns the European Commission’s investigation of banana pricing during the period from 2000 until 2005. Fresh Del Monte will continue to fully cooperate with the investigation, will carefully analyze the Statement of Objections as well as the European Commission’s file, and will timely respond to the preliminary finding in the Statement of Objections.

Freight Broker Litigation

In September 1997, a freight broker formerly engaged by one of Fresh Del Monte’s non-U.S. subsidiaries filed suit against the subsidiary in Guatemala claiming $1.9 million in damages and in Costa Rica claiming $1.3 million in damages as indemnification for constructive wrongful termination of the general agency agreement between the broker and the subsidiary. Under the agreement, the broker arranged third party cargo to be booked for carriage on ships owned or chartered by Fresh Del Monte’s subsidiary. The Guatemala action has been dismissed for being time barred by the statute of limitations. In the Costa Rica action, Fresh Del Monte’s subsidiary filed several motions to dismiss which were denied. The trial of the action has now concluded, and the trial court has entered judgment against Fresh Del Monte in the amount of $0.8 million plus interest and costs. Fresh Del Monte’s subsidiary is appealing this decision. The costs of defense in this action are covered by insurance.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

9.	Contingencies (continued)

Kunia Well Site

In 1980, elevated levels of certain chemicals were detected in the soil and ground-water at a plantation leased by one of Fresh Del Monte’s U.S. subsidiaries in Honolulu, Hawaii (the “Kunia Well Site”). Shortly thereafter, Fresh Del Monte’s subsidiary discontinued the use of the Kunia Well Site and provided an alternate water source to area well users and the subsidiary commenced its own voluntary cleanup operation. In 1993, the Environmental Protection Agency (“EPA”) identified the Kunia Well Site for potential listing on the National Priorities List (“NPL”) under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended. On December 16, 1994, the EPA issued a final rule adding the Kunia Well Site to the NPL. On September 28, 1995, Fresh Del Monte’s subsidiary entered into an order (the “Order”) with the EPA to conduct the remedial investigation and the feasibility study of the Kunia Well Site. Under the terms of the Order, Fresh Del Monte’s subsidiary submitted a remedial investigation report in November 1998 and a final draft feasibility study in December 1999 (which was updated from time to time) for review by the EPA. The EPA approved the remedial investigation report in February 1999 and the feasibility study on April 22, 2003.

As a result of communications with the EPA in 2001, Fresh Del Monte recorded a charge of $15.0 million in the third quarter of 2001 to increase the recorded liability to the estimated expected future cleanup cost for the Kunia Well Site to $19.1 million. Based on conversations with the EPA in the third quarter of 2002 and consultation with Fresh Del Monte’s legal counsel and other experts, Fresh Del Monte recorded a charge of $7.0 million during the third quarter of 2002 to increase the accrual for the expected future clean-up costs for the Kunia Well Site to $26.1 million.

On September 25, 2003, the EPA issued the Record of Decision (“ROD”). The EPA estimates in the ROD that the remediation costs associated with the clean up of the Kunia Well Site will range from $12.9 million to $25.4 million and will last approximately 10 years. As of June 29, 2007, there is $21.4 million included in other noncurrent liabilities and $0.8 million included in accounts payable and accrued expenses for the Kunia well site clean-up. We expect to expend approximately $0.8 million in cash per year for the next five years. Certain portions of the EPA’s estimates have been discounted using a 5% interest rate. The undiscounted estimates are between $14.8 million and $28.7 million. The undiscounted estimate on which Fresh Del Monte’s accrual is based totals $25.6 million. On January 13, 2004, the EPA deleted a portion of the Kunia Well Site (Northeast section) from the NPL. On May 2, 2005, Fresh Del Monte’s subsidiary signed a Consent Decree with the EPA for the performance of the clean up work for the Kunia Well Site. On September 27, 2005, the U.S. District Court for Hawaii approved and entered the Consent Decree. Based on findings from remedial investigations at the Kunia Well Site, Fresh Del Monte’s subsidiary continues to evaluate with the EPA the clean up work currently in progress in accordance with the Consent Decree.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

9.	Contingencies (continued)

Other

In addition to the foregoing, Fresh Del Monte and its subsidiaries are involved from time to time in various claims and legal actions incident to Fresh Del Monte and its subsidiaries’ operations, both as plaintiff and defendant. In the opinion of management, after consulting with legal counsel, none of these other claims are currently expected to have a material adverse effect on the results of operations, financial position or cash flows of Fresh Del Monte and its subsidiaries. Fresh Del Monte and its subsidiaries intend to vigorously defend themselves in all of the above matters. At this time, management is not able to evaluate the likelihood of a favorable or unfavorable outcome in any of the above-described matters. Accordingly, management is not able to estimate the range or amount of loss, if any, from any of the above-described matters and no accruals or expenses have been recorded as of June 29, 2007, except as related to the Kunia Well Site and Banana Class Actions.

10.	Earnings Per Share

Basic and diluted per share income (loss) are calculated as follows (U.S. dollars in millions, except share and per share data):

	Quarter ended		Six months ended
	June 29, 2007	As adjusted[a] June 30, 2006	June 29, 2007	As adjusted[a] June 30, 2006
Numerator:
Net income (loss)	$63.9	$(17.0)	$115.5	$(0.5)

Denominator:
Weighted average ordinary shares—Basic	57,769,054	57,862,389	57,734,471	57,940,999
Effect of dilutive securities—stock options	151,963	—	151,963	—

Weighted average ordinary shares—Diluted	57,921,017	57,862,389	57,886,434	57,940,999

Net income (loss) per ordinary share:
Basic	$1.11	$(0.29)	$2.00	$(0.01)

Diluted	$1.10	$(0.29)	$2.00	$(0.01)

[a]	See note 2 for additional information

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(unaudited)

11.	Retirement and Other Employee Benefits

The following table sets forth the net periodic cost of Fresh Del Monte’s defined benefit pension plans and postretirement plan (U.S. dollars in millions):

	Pension Plans Quarter ended		Postretirement Plan Quarter ended
	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006
Service cost	$0.4	$0.1	$—	$—
Interest cost	1.5	1.0	0.1	0.3
Expected return on assets	(0.9)	(0.8)	—	—
Net amortization	0.2	0.2	(0.5)	—

Net periodic costs (credits)	$1.2	$0.5	$(0.4)	$0.3

	Six months ended		Six months ended
	June 29, 2007	June 30, 2006	June 29, 2007	June 30, 2006
Service cost	$0.9	$0.2	$—	$—
Interest cost	2.9	2.0	0.1	0.6
Expected return on assets	(1.9)	(1.6)	—	—
Net amortization	0.4	0.4	(1.5)	—
Curtailment gain	—	—	(3.4)	—

Net periodic costs (credits)	$2.3	$1.0	$(4.8)	$0.6

12.	Business Segment Data

Fresh Del Monte is principally engaged in one major line of business, the production, distribution and marketing of bananas, other fresh produce and prepared food. Fresh Del Monte’s products are sold in markets throughout the world, with its major producing operations located in North, Central and South America, Asia and Africa.

Fresh Del Monte’s operations are aggregated on the basis of its products; bananas, other fresh produce, prepared food and other products and services. Other fresh produce includes pineapples, melons, tomatoes, strawberries, non-tropical fruit (including grapes, apples, pears, peaches, plums, nectarines, apricots, avocados and kiwis), fresh-cut produce and other fruit and vegetables. Other products and services includes a third-party ocean freight business, a plastic product and box manufacturing business, a poultry business and a grain business.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

12. Business Segment Data (continued)

Fresh Del Monte evaluates performance based on several factors, of which gross profit by product and net sales by geographic region are the primary financial measures (U.S. dollars in millions):

	Quarter ended
	June 29, 2007		As adjusted[a] June 30, 2006
	Net Sales	Gross Profit	Net Sales	Gross Profit
Product net sales and gross profit:
Bananas	$324.8	$31.5	$312.5	$14.8
Other fresh produce	472.5	73.8	465.8	47.7
Prepared food	83.5	13.2	89.5	8.0
Other products and services	43.4	1.1	39.3	1.6

Totals	$924.2	$119.6	$907.1	$72.1

	Six months ended
	June 29, 2007		As adjusted[a] June 30, 2006
	Net Sales	Gross Profit	Net Sales	Gross Profit
Product net sales and gross profit:
Bananas	$612.6	$52.2	$591.4	$24.2
Other fresh produce	899.5	138.3	910.9	97.3
Prepared food	159.2	20.9	160.9	13.0
Other products and services	88.9	7.3	83.9	5.6

Totals	$1,760.2	$218.7	$1,747.1	$140.1

	June 29, 2007	As adjusted[a] December 29, 2006
Identifiable assets:
North America	$340.4	$342.6
Europe and the Middle East	762.2	716.0
Africa	104.6	99.0
Asia-Pacific	132.4	111.7
Central and South America	604.6	611.7
Maritime equipment (including containers)	109.5	112.2
Corporate	89.5	96.4

Total identifiable assets	$2,143.2	$2,089.6

[a]	See note 2 for additional information

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)(Unaudited)

13.	New Accounting Pronouncements

In September 2006, FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” (“SFAS 158”). Effective December 29, 2006, Fresh Del Monte adopted the provisions of SFAS 158 and the resulting adjustments are reflected in the Fresh Del Monte’s consolidated balance sheet as of December 29, 2006. SFAS 158’s provisions regarding the change in measurement date are effective for year ended December 2008. Fresh Del Monte has determined that the change in measurement date from November 30th to the year end balance sheet date will have an immaterial impact on Fresh Del Monte’s consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). This statement defines fair value, establishes a framework for measuring fair value under the generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 is effective for financial statements issued for years beginning after November 15, 2007, and interim periods within those years. The transition adjustment, which is measured as the difference between the carrying amount and the fair value of those financial instruments at the date this statement is initially applied, should be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the year in which this statement is initially applied. The provisions of SFAS No. 157 are effective for Fresh Del Monte beginning January 1, 2008. Fresh Del Monte is currently evaluating the impact of adopting SFAS No. 157 on the consolidated financial statements.

14.	Shareholder’s Equity

On February 14, 2006, Fresh Del Monte amended its credit agreement to increase the allowable repurchase of its stock in an aggregate amount not to exceed $300 million. On March 3, 2006, Fresh Del Monte’s Board of Directors authorized an initial stock repurchase program of up to $300 million of the common stock of Fresh Del Monte. During 2006, Fresh Del Monte purchased 341,346 shares of its common stock in open market transactions at an average purchase price of $16.99 per share under this program. Fresh Del Monte accounts for treasury stock using the cost method. On May 10, 2007, Fresh Del Monte cancelled the 341,346 shares of common stock held in treasury. During the first six months of 2007, no shares were repurchased under this program.

15.	Related Party Transaction

On February 1, 2007, Fresh Del Monte ceased using Ahmed Abu-Ghazaleh & Sons Company (“AAG”), a related party through common ownership, as distributors in Abu Dhabi and other locations in the U.A.E. and began direct distribution. On June 28, 2007, Fresh Del Monte acquired certain assets of AAG for a purchase price of $3.1 million.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Unaudited)

New Accounting Pronouncements

Effective December 30, 2006, the first day of our 2007 year, we adopted Financial Accounting Standard Board (‘FASB”) Staff Position No. AUG AIR-1, “Accounting for Planned Major Maintenance Activities” (“FSP AUG AIR-1”), which provides guidance on the accounting for planned major maintenance activities such as vessel dry dock activities. Previously, we accounted for vessel dry-dock activities using the accrue-in-advance method. We have adopted the deferral method of accounting for vessel dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

We have applied FSP AUG AIR-1 retrospectively, resulting in the adjustment of 2006 results presented, which positively impacted cost of products sold, gross profit and operating income for the quarter and six months ended June 30, 2006 by $0.8 million and $1.1 million, respectively.

Liquidity and Capital Resources

Net cash provided by operating activities was $131.5 million for the first six months of 2007 as compared to $62.5 million for the first six months of 2006. The increase in cash provided by operating activities was primarily attributable to net income in 2007 compared to a net loss in 2006 combined with higher seasonal levels of accounts payable and accrued expenses partially offset by higher seasonal increases in trade accounts receivables.

Working capital was $432.4 million at June 29, 2007 compared to working capital of $436.7 million at December 29, 2006. The decrease in working capital of $4.3 million is primarily attributable to higher seasonal levels of accounts payable and accrued expenses partially offset by higher seasonal levels of trade accounts receivable.

Net cash used in investing activities for the first six months of 2007 was $37.7 million compared with net cash used in investing activities of $44.8 million for the first six months of 2006. Net cash used in investing activities for the first six months of 2007 consisted primarily of capital expenditures of $46.0 million partially offset by proceeds from sale of assets of $7.8 million. Capital expenditures for the first six months of 2007 were primarily for expansion of distribution and manufacturing facilities in the Middle East and expansion of production facilities in Kenya, Brazil and the Philippines. Proceeds from sale of assets for the first six months of 2007 consists primarily of sale of equipment in the U.S. and sales of properties in South Africa. Net cash used in investing activities for the first six months of 2006 consisted primarily of capital expenditures of $48.4 million partially offset by proceeds from sale of assets of $4.1 million. Capital expenditures for the first six months of 2006 were primarily for distribution and fresh-cut facilities in the Middle East and Europe and for the expansion of production operations in South America, Africa and Asia. Proceeds from sale of assets for the first six months of 2006 consists primarily of sales of property in the U.S. and Guatemala.

Net cash used in financing activities for the first six months of 2007 was $94.8 million compared with $8.9 million of net cash used in financing activities for the first six months of 2006. Net cash used in financing activities for the first six months of 2007 consisted primarily of net repayments of debt of $96.6 million. Net cash used in financing activities for the first six months of 2006 consist primarily of cash payments of dividends of $23.1 million combined with purchases of treasury shares of $5.8 million partially offset by net borrowings of debt of $19.7 million.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

On March 21, 2003, Fresh Del Monte, and certain wholly-owned subsidiaries entered into a $400.0 million, four-year syndicated revolving credit facility, with Rabobank Nederland, New York Branch, as administrative agent. On November 9, 2004, the facility was amended to increase the total revolving commitment to $600.0 million, to add a term loan commitment of up to $400.0 million, to extend its maturity to November 10, 2009 and to increase the letter of credit facility to $100.0 million (collectively, the “Credit Facility”). On February 14, 2006, the Credit Facility was amended to increase the allowable repurchase by Fresh Del Monte of its stock in an aggregate amount not to exceed $300.0 million.

On May 10, 2006, the Credit Facility was modified to amend certain financial covenants and Fresh Del Monte borrowed $150.0 million of the available $400.0 term loan commitment and used the proceeds to re-pay a portion of the revolving facility. The term loan is a five-year amortizing loan with quarterly payments of principal and interest. The interest rate (7.1250% at June 29, 2007) is based on a spread over London Interbank Offer Rate (“LIBOR”). On December 27, 2006 the Credit Facility was further amended to modify the applicable ratios used to determine margins for advances under the facility and to amend certain financial covenants.

The Credit Facility is collateralized directly or indirectly by substantially all of Fresh Del Monte’s assets and is guaranteed by certain of Fresh Del Monte’s subsidiaries. The Credit Facility permits borrowings with an interest rate (7.167% at June 29, 2007) depending on Fresh Del Monte’s leverage ratio, based on a spread over LIBOR. At June 29, 2007, there was $350.6 million outstanding under the Credit Facility.

The Credit Facility requires Fresh Del Monte to be in compliance with various financial and other covenants and limits the amount of future dividends and capital expenditures. As of June 29, 2007, Fresh Del Monte was in compliance with all of the financial and other covenants contained in the Credit Facility.

At June 29, 2007, Fresh Del Monte had $380.1 million available under committed working capital facilities, primarily all of which is represented by the Credit Facility. The Credit Facility also includes a swing line facility and a letter of credit facility. At June 29, 2007, Fresh Del Monte applied $16.8 million to the letter of credit facility, comprised primarily of certain contingent obligations and other governmental agencies guarantees combined with guarantees for purchases of raw materials and equipment.

As of June 29, 2007, Fresh Del Monte had $382.3 million of long-term debt and capital lease obligations, including the current portions, consisting of $350.6 million outstanding under the Credit Facility, $19.1 million of capital lease obligations and $12.6 million of other long-term debt and notes payable.

As of June 29, 2007, Fresh Del Monte had cash and cash equivalents of $38.5 million.

As a result of the closure of our Hawaii and Italy facilities, we paid $12.0 million during the first six months of 2007 in termination benefits and contract obligations. We expect to make additional payments of approximately $5.9 million during the remainder of 2007 and $6.2 million during 2008 related to these matters. These cash outlays will be funded from operating cash flows and available borrowings under our Credit Facility.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

Results of Operations

Second Quarter 2007 Compared with Second Quarter 2006

Net Sales. Net sales for the second quarter of 2007 were $924.2 million compared with $907.1 million for the second quarter of 2006. The increase in net sales of $17.1 million was attributable to higher net sales of bananas, other fresh produce and other products and services partially offset by lower net sales of prepared food. Net sales of bananas increased by $12.3 million primarily due to higher per unit sales prices in North America and Asia and higher sales volume and favorable exchange rates in Europe partially offset by lower sales volume in Asia. Net sales of other fresh produce increased by $6.7 million primarily due to higher sales of non-tropical fruit as a result of higher sales volume and per unit sales prices resulting from favorable growing conditions in the Company’s producing regions combined with reduced domestic supplies in North America. Partially offsetting this increase in net sales of non-tropical fruit were lower net sales of potatoes as a result of the rationalization of the North America potato program initiated during 2006. Net sales of other products and services increased by $4.1 million principally due to favorable conditions in our Argentina grain operations. Net sales of prepared food decreased by $6.0 million principally due to lower sales volume of less profitable product lines.

Cost of Product Sold. Cost of products sold was $804.6 million for the second quarter of 2007 compared with $835.0 million for the second quarter of 2006, a decrease of $30.4 million. This decrease in cost of products sold was primarily attributable to an overall reduction in sales volume partially offset by higher fruit cost resulting from increased input prices and higher ocean freight costs as a result of higher fuel costs and vessel operating expenses.

Gross Profit. Gross profit was $119.6 million for the second quarter of 2007 compared with $72.1 million for the second quarter of 2006, an increase of $47.5 million. The increase in gross profit was primarily attributable to higher gross profit on other fresh produce of $26.1 million, higher gross profit on bananas of $16.7 million and higher gross profit on prepared food of $5.2 million. Gross profit on the other fresh produce segment increased principally as a result of higher gross profit on non-tropical fruit and melons resulting from favorable market conditions and higher gross profit on fresh-cut fruit and vegetables as a result of the rationalization and restructuring initiatives that were started during 2006 combined with higher per unit selling prices. Gross profit on bananas increased primarily due to increased per unit selling prices in North America and Asia and favorable exchange rates in Europe partially offset by higher fruit and transportation costs. Gross profit on prepared foods increased principally due to higher per unit selling prices of canned pineapple products due to industry volumes in short supply and operational efficiencies resulting from 2006 restructuring activities.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $3.9 million from $51.3 million in the second quarter of 2006 to $47.4 million for the second quarter of 2007. The decrease is principally due to lower selling and marketing expenses as a result of cost efficiency initiatives.

Asset Impairment and Other Charges, Net. Asset impairment and other charges of $4.9 million were recorded during the second quarter of 2007 as compared with $33.2 million during the second quarter of 2006. Included in the $4.9 million for the quarter ended June 29, 2007 are asset impairment charges of $5.1 million and exit activity charges of $0.4 million related to assets held for sale and

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

exit activities in Europe in the prepared food segment. In addition, as a result of the decision to exit all production activities in Hawaii in 2006, the Company recorded a net gain of $0.6 million during the second quarter of 2007 related to the other fresh produce segment. This net gain consists principally of amortization of prior service credits for the U.S. based post-retirement health plan that resulted from employee turnover and actuarial gains.

Based on the underutilization of production facilities, equipment and software costs in Europe and North America related to the other fresh produce and banana segments, charges totaling $29.0 for impairment of long-lived assets were recorded during the second quarter of 2006. Also included in asset impairment and other charges during the second quarter of 2006 was $4.2 million for severance and contract termination costs for the shut-down of a fresh-cut fruit and vegetable facility in the U.K. and two U.S. production facilities related to the other fresh produce segment.

Operating Income. Operating income for the second quarter of 2007 increased by $79.7 million to $67.3 million compared with an operating loss of $12.4 million for the second quarter of 2006. The increase in operating income was principally due to higher gross profit, lower selling, general and administrative expenses and lower asset impairment and other charges.

Interest Expense. Interest expense increased by $1.6 million to $8.0 million for the second quarter of 2007 compared with $6.4 million for the second quarter of 2006, as a result of higher average debt balances and higher interest rates.

Other Income (Expense), Net. Other income (expense), net, was $0.2 million for the second quarter of 2007 as compared with $4.3 million for the second quarter of 2006, a decrease of $4.1 million. This decrease in other income (expense), net, is principally attributable to foreign exchange losses combined with equity losses from unconsolidated subsidiaries partially offset by gains from sales of properties in the U.S. and South Africa.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes decreased from $2.7 million in the second quarter of 2006 to a benefit of $3.8 million for the second quarter of 2007, a difference of $6.5 million. The income tax benefit in the second quarter of 2007 includes a benefit of $4.8 million primarily due to the reversal of an uncertain tax position for the settlement of a tax audit in the European region.

First Six Months of 2007 Compared with First Six Months of 2006

Net Sales. Net sales for the first six months of 2007 were $1,760.2 million compared with $1,747.1 million for the first six months of 2006. The increase in net sales of $13.1 million was primarily attributable to higher net sales of bananas and other products and services partially offset by lower net sales other fresh produce and prepared food. Banana net sales increased by $21.2 million primarily due to higher per unit sales prices in North America and Asia and higher sales volumes and favorable exchange rates in Europe partially offset by lower sales volumes in Asia and lower per unit sales prices in Europe. Net sales of other fresh produce decreased by $11.4 million principally due to lower net sales of tomatoes and potatoes as a result of the rationalization of the North America tomato and potato program initiated during 2006 partially offset by higher net sales of non-tropical fruit, fresh-cut fruit and vegetables and gold pineapples. Net sales of non-tropical fruit increased due to higher per unit sales prices and sales volumes. Net

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

sales of fresh-cut fruit and vegetables increased due to improved product sales prices. Net sales of gold pineapples increased principally as a result of higher per unit sales prices in Europe driven by favorable exchange rates and higher sales volume in Asia. Net sales of other products and services increased by $5.0 million primarily due to higher net sales in the Jordanian poultry business and the Argentina grain operation. Net sales of prepared food decreased by $1.7 million principally due to lower sales volume of less profitable product lines.

Cost of Product Sold. Cost of products sold was $1,541.5 million for the first six months of 2007 compared with $1,607.0 million for the first six months of 2006, a decrease of $65.5 million. This decrease in cost of products sold was primarily attributable to reduced sales volume partially offset by higher fruit cost resulting from increased input prices.

Gross Profit. Gross profit was $218.7 million for the first six months of 2007 compared with $140.1 million for the first six months of 2006, an increase of $78.6 million. The increase in gross profit was attributable to higher gross profit on other fresh produce of $41.0 million, higher gross profit on bananas of $28.0 million, higher gross profit on prepared food of $7.9 million and higher gross profit on other products and services of $1.7 million. Gross profit on the other fresh produce segment increased principally as a result of higher gross profit on fresh-cut fruit and vegetables and potatoes as a result of the rationalization and restructuring initiatives that were started during 2006 combined with higher per unit selling prices. Also contributing to the increase in gross profit on the other fresh produce segment in the first six months of 2007 was increased gross profit on non-tropical fruit that resulted from favorable market conditions and higher gross profit on gold pineapples that resulted from increased sales volume. Gross profit on bananas increased primarily due to increased per unit selling prices in North America and Asia and favorable exchange rates in Europe partially offset by higher fruit cost. Gross profit on prepared foods increased principally due to higher per unit selling prices of canned pineapple products due to industry volumes in short supply and operational efficiencies resulting from 2006 restructuring activities.

Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased $6.3 million from $95.9 million for the first six months of 2006 to $89.6 million for the first six months of 2007. The decrease is principally due to lower information technology and other administrative expenses combined with lower selling and marketing expenses as a result of costs efficiency initiatives.

Asset Impairment and Other Charges, Net. Asset impairment and other charges of $2.0 million were recorded during the first six months of 2007 compared with $33.2 million for the first six months of 2006. Included in the $2.0 million for the first six months of 2007 are $5.1 million in asset impairment charges related to assets held for sale and $0.4 million related to exit activities in Europe included in the prepared food segment. In addition, as a result of the decision to exit all production activities in Hawaii in 2006, the Company recorded a net gain of $3.5 million during the first six months of 2007 related to the other fresh produce segment. This net gain consists principally of a curtailment gain related to the U.S. based post-retirement health plan.

Based on the underutilization of production facilities, equipment and software costs in Europe and North America related to the other fresh produce and banana segments, charges totaling $29.0 for impairment of long-lived assets were recorded during the first six months of 2006. Also included in asset impairment and other charges during the first six months of 2006 was $4.2 million for severance and contract termination costs for the shut-down of a fresh-cut fruit and vegetable facility in the U.K. and two U.S. production facilities related to the other fresh produce segment.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)(Unaudited)

Operating Income. Operating income for the first six months of 2007 increased by $116.1 million to $127.1 million compared with $11.0 million for the first six months of 2006. The increase in operating income was principally due to higher gross profit, lower selling, general and administrative expenses and lower asset impairment and other charges, net.

Interest Expense. Interest expense increased by $5.0 million to $17.2 million for the first six months of 2007 compared with $12.2 million for the first six months of 2006, reflecting higher average debt balances and higher interest rates.

Other Income (Expense), Net. Other income (expense), net, was $4.1 million for the first six months of 2007 and 2006. Included in other income, net for the first six months of 2007 as compared with the first six months of 2006 were reduced foreign exchange gains and increased equity losses from unconsolidated subsidiaries offset by increased gains from sale of property in South Africa and the U.S.

Provision (Benefit) for Income Taxes. Provision (benefit) for income taxes decreased from $4.0 million for the first six months of 2006 to a benefit of $0.7 million for the first six months of 2007, a difference of $4.7 million. Provision for income taxes for the first six months of 2007 includes a benefit of $4.8 million primarily due to the reversal of an uncertain tax position for the settlement of a tax audit in the European region.

Seasonality

Interim results are subject to significant variations and may not be indicative of the results of operations that may be expected for the entire 2007 year.

Risk Factors

There have been no material changes in the risk factors as previously disclosed in Fresh Del Monte’s Form 20-F for the year ended December 29, 2006.

FRESH DEL MONTE PRODUCE INC. AND SUBSIDIARIES

CONTROLS AND PROCEDURES

Fresh Del Monte carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of June 29, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon that evaluation, Fresh Del Monte’s Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of such date to ensure that information required to be disclosed in the reports that it files or submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Such officers also confirm that there was no change in Fresh Del Monte’s internal control over financial reporting during the quarter ended June 29, 2007 that has materially affected, or is reasonably likely to materially affect, Fresh Del Monte’s internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fresh Del Monte Produce Inc.

Date: July 31, 2007	By:	/s/ Hani El-Naffy
Hani El-Naffy
President & Chief Operating Officer

	By:	/s/ John F. Inserra
John F. Inserra
Executive Vice President & Chief Financial Officer